Smart Digital Group Limited

October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Kate Beukenkamp and Taylor Beech

Re:	Smart Digital Group Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 26, 2024 CIK No. 0002014955

Dear Ms. Beukenkamp and Ms. Beech:

Smart Digital Group Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 18, 2024, regarding its Amendment No. 1 to Draft Registration Statement on Form F-1 (“Amendment No. 1”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”) is filed to accompany this response letter.

Amendment No. 1

Cover Page

1. We note your response to prior comment 6 and reissue in part. Please revise your disclosure to briefly discuss how the legal and operational risks associated with operating in China do not directly apply to Macau as a Special Administrative Region of the PRC but rather “may have adverse impact on [y]our operations in Macau.” In this regard, we note that Hong Kong is also a Special Administrative Region on the PRC where the legal and operational risks associated with operating in China apply without qualification. Additionally, we note that your disclosure previously stated that the legal and operational risks “associated with operations in mainland China also apply to operations in Hong Kong and Macau.”

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 2 accordingly.

2. We note your response to prior comment 7 and reissue in part. Please expand your disclosure to discuss in greater detail certain aspects of the applicable regulatory actions related to data security or anti-monopoly concerns in Macau. Specifically, please briefly expand your discussion to disclose what “certain circumstances” would affect Aosi’s or your ability to conduct business, accept foreign investments or list on U.S./foreign exchanges. Revise your disclosure throughout the registration statement as appropriate, including your risk factor beginning “[w]e are subject to Macau laws and regulations that are generally applicable to Macau entities...”

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 2 accordingly and throughout Amendment No.2 as appropriate.

Prospectus Summary

Permissions and Approvals in Macau, Singapore and mainland China, page 5

3. We note your response to prior comment 2 and reissue in part. Specifically, we note your revisions to pages 5 and 81, for example, regarding permissions and approvals in Macau according to Rato, Ling, Lei & Cortés, your counsel as to Macau law. Please revise this section and elsewhere as appropriate to clearly state, if true, that the conclusions presented here are the opinion of your Macau counsel, as opposed to stating that the conclusions are “[a]ccording to” counsel.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 2 accordingly.

4. We note your response to prior comment 12 and reissue in part. Please revise this section to affirmatively state whether any permissions or approvals have been denied with respect to each jurisdiction discussed here. We note your statement limited to and regarding business activities currently conducted in the PRC and that no application for a valid business license has been denied.

Response: In response to the Staff’s comment, we have revised our disclosure on page 5 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

5.  Please revise your disclosure to include both the contractual and customary payment terms of your accounts receivable. Consider providing an aging of your accounts receivable as of the latest balance sheet date in tabular form and showing the allowance for credit losses related to each age group of receivables. Further, enhance your discussion of operating cash flows to provide discussion on why the company’s customers are slow to pay amounts due and how the company manages their cash flows during periods in which a large portion of receivables have not been collected.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-8 of Amendment No. 2 accordingly.

We assess the allowance for doubtful accounts based on the age of the receivable balance in the current fiscal year. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. We accrue 5% of the receivable balance when aging within one year and 10% of the receivable balance when aging over one year as allowance for doubtful accounts. As of September 27, 2024, we collected 100% of accounts receivable balance as of September 30, 2023 after negotiations with our customers. As of the date hereof, we have no additional risks of doubtful receivables.

Since the macro economy changes in China, our customers are sensitive to the economic changes and made payments overdue. We made a cash flow projection for the six months ended September 30, 2024 and our net cash flow used in operating activity will decrease by 61.39% compared with the previous interim statements as indicated in the following table.

There are two ways of enhancing our working capital as follows: (1) our major shareholder continuously supports the Company’s daily operation when we are cash strapped; (2) as of September 27, 2024, we collected 72.05% of the total accounts receivable as of April 30, 2024. We are striving to accelerate the collection of our receivables.

	For the six months ended
	March 31, 2024	Projection September 31, 2024
Cash flows from operating activities:
Net income	$172,196	$390,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,889	5,889
Amortization of right-of-use asset	20,736	20,736
Allowance for doubtful accounts	414,285	137,096
Reversal of doubtful accounts	(15,164)	(356,524)
Accounts receivable	(6,083,552)	4,423,111
Prepaid expenses and other current assets	(80,431)	(35,933)
Amount due from related parties	(61,493)	115,574
Operating lease-right of use assets	58,467	—
Deferred tax assets	(73,962)	25,791
Accounts payable	4,874,243	(4,816,040)
Contract liabilities	(150,419)	65,789
Taxes payable	195,425	(1,269)
Lease liabilities	(101,560)	(84,332)
Accrued expenses and other liabilities	151,867	(55,736)
Amount due to related party	48,779	(56,835)
Net cash used in operating activities	(624,694)	(241,208)

Cash flows from financing activities:
Proceeds from borrowings from related parties	1,188,294	169,530
Payment made on loan to related parties	(545,031)	(35,058)
Net cash provided by financing activities	643,263	134,472

Effect of exchange rate changes on cash held in foreign currencies	17,131	(7,798)
Net increase/(decrease) in cash	35,700	(114,534)
Cash and cash equivalents at beginning of the year	144,623	180,323
Cash and cash equivalents at end of the year	$180,323	$65,789

Notes to Consolidated Financial Statements

Note 3 - Accounts receivable, net, page F-17

6. We have reviewed your response and revisions in response to comment 30. Please tell us what you meant by “negotiations with [y]our customers,” and if there was any impact to your 9/30/2023 receivable balance to be collected as a result of these negotiations.

Response: Our customers have made commitments to the full payments of purchase before September 30, 2024 after our negotiations with them. As of the date hereof, we have collected 100% of accounts receivable balance as of September 30, 2023 as promised.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sam Wai Hong
Sam Wai Hong
Chairman of the Board of Directors of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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